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

FORM 4

[X] Check   box   if  no                   U.S. SECURITIES AND EXCHANGE COMMISSION                      -------------------------
    longer   subject  to                           WASHINGTON, D.C. 20549                                      OMB APPROVAL
    Section 16 Form 4 or                                                                                -------------------------
    Form  5  obligations                                                                                OMB Number:
    may  continue.   See                                                                                Expires:
    Instruction 1(b)                                                                                    Estimated average burden
                                                                                                        hours per response .. 0.5
                             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,    -------------------------
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                       Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person   2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to
                                                                                          Issuer
    Harvey Wm. Glasser                    Cambio Inc. - Camb                                     (Check all applicable)
    1020 Vallejo Street                   --------------------------------------------    __ Director      __ 10% Owner
    San Francisco, CA 94133               3. IRS or Social        4. Statement for        __ Officer       X_ Other (specify below)
                                             Security of Reporting   Month/Year           (give title below)
                                             Person                  March, 2000          no longer any of the above
                                             (Voluntary)          --------------------  -------------------------------------------
                                                                  5. If Amendment,
                                                                     Date of Original
                                                                     (Month/Year)
---------------------------------------   ----------------------- --------------------  -------------------------------------------
                          Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title of Security                      2. Trans-    3. Trans   4. Securities Acquired (A)   5. Amount of   6. Owner-   7. Nature
     (Instr. 3)                              action       action     or Disposed of (D)           Securities     ship        of In-
                                             Date         Code       (Instr. 3, 4, and 5)         Beneficially   Form;       direct
                                                          (Instr.                                 Owned at       Direct      Bene-
                                                          8)                                      End of         (D) or      ficial
                                             (Month/                                              Month                      Owner-
                                             Day/                                                 (Instr. 3      Indirect    ship
                                             Year)                  -------------------------     and 4)           (I)       (Instr.
                                                                                (A)                              (Instr. 4)   4)
                                                                                 or
                                                          Code    V   Amount    (D)     Price
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Class A Common Stock                       03/08/00        s          100,000    D      $ 2.17510                   D
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Class A Common Stock                       03/09/00        s          100,000    D      $ 2.20760                   D
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Class A Common Stock                       03/10/00        s          100,000    D      $ 2.12650                   D
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Class A Common Stock                       03/13/00        s          100,000    D      $ 2.34375                   D
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Class A Common Stock                       03/13/00        s           80,800    D      $ 2.47600                   D
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Class A Common Stock                       03/14/00        s           20,000    D      $ 2.13000                   D
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Class A Common Stock                       03/17/00        s           22,800    D      $ 1.88900                   D
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Class A Common Stock                       03/21/00        s           10,000    d      $ 1.75000                   D
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Class A Common Stock                       03/22/00        s           59,300    d      $ 1.50060                   D      699,920
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

Form 4 (continued)
                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                          e.g., puts calls, warrants, options, convertible securities)

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1. Title of Derivative 2. Conver- 3. Tran 4. Trans- 5. Number of 6. Date Exer- 7. Title and 8. Price 9. Number 10. Owner- 11. Nature
   Security               sion or    sact    action    Derivative   cisable and   Amount of    of        of        ship        of
   (Instr. 3)             Exercise   action  Code      Securities   Expiration    Underlying   Deriv-    Deriva-   Form of  Indirect
                           Price      Date             Acquired (A)    Date        Securities  ative     tive      Deriva-   Bene-
                            of               (Instr.8) or Disposed                             Security  Securities tive     ficial
                          Derivative                   of (D)        (Month/Day/  (Instr. 3    (Instr.   Bene-     Security: Owner-
                          Security   (Month/           (Instr. 3, 4   Year)        and 4)      5)        ficially  Direct     ship
                                      Day/              and 5)                                           Onwed     (D) or    (Instr.
                                      Year)                       ---------------------------            at End    Indirect   4)
                                                     -------------Date    Expir-       Amount            of Year      (I)
                                           Code   V   (A)    (D)  Exer-   ation   Title  or              (Instr.   (Instr.4)
                                                                  cisable Date         Number            4)
                                                                                         of
                                                                                       Shares
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
Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.


                                        /s/ Harvey Wm. Glasser                                    4/10/00
                                        --------------------------------                         -------------
                                        ** Signature of Reporting Person                             Date


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